MOUNTAIN PROVINCE DIAMONDS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013

This Management’s Discussion and Analysis (“MD&A”) provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the unaudited condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2013 and the audited consolidated financial statements for the year ended December 31, 2012. The following MD&A is prepared as of August 12, 2013 and has been approved by the Audit Committee on behalf of the Board of Directors on that date.

The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with International Auditing Standards (“IAS”) IAS 34 Interim Financial Reporting. Except as disclosed below in the section “standards, amendments and interpretations to existing standards”, these interim financial statements follow the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2012 which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All amounts are expressed in Canadian dollars unless otherwise stated.

Technical information included in this MD&A regarding the Company’s mineral projects has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

For additional information, reference is made to the Company’s press releases and Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com, on EDGAR at http://sec.gov/edgar.shtml, and on the Company’s website at www.mountainprovince.com.

COMPANY HIGHLIGHTS

On July 22, 2013, subsequent to the quarter ended June 30, 2013, De Beers Inc. (“De Beers”) and the Company announced that the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) has concluded the Gahcho Kué Environmental Impact Assessment and has recommended approval of the proposed Gahcho Kué diamond mine subject to measures and follow-up programs.

On July 10, 2013, subsequent to the quarter ended June 30, 2013, De Beers and the Company announced that De Beers, as Operator of the Gahcho Kué Project, entered into its first Impact Benefit Agreement with the North Slave Métis Alliance for the proposed Gahcho Kué Mine. The agreement sets in place a framework for De Beers and the North Slave Métis Alliance to optimize the participation of the North Slave Métis Alliance in the Gahcho Kué Mine through employment, business opportunities, training and development, and financial benefits. The negotiation of further Impact Benefit Agreements with other First Nations groups is continuing.

On July 2, 2013, the Company announced the results of the updated independent mineral resource estimate completed for the Gahcho Kué Project.

Following completion of the Tuzo Deep drill program in 2012, which was managed by the Gahcho Kué project operator, De Beers, an updated National Instrument (NI) 43-101 resource estimate for Tuzo Deep has been prepared by Mineral Services Canada Inc. (“Mineral Services”). This estimate incorporates information from geological data updates completed since the previous NI 43-101 Technical Report released in 2009. The 2009 resource estimate for Tuzo Deep is included for reference purposes.

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The updated Tuzo Deep resource estimate indicates an approximate 12% percent increase in the Gahcho Kué indicated resource from 30.2 million tonnes to 33.8 million tonnes and an approximate 90% increase in inferred resource from 6 million tonnes to 11.3 million tonnes. The diamond content of the indicated resource increased by approximately 12% from 50.5 million carats to 56.6 million carats and the diamond content of the inferred resource increased by approximately 80% from 10.3 million carats to 18.5 million carats. The reasons for these increases are the upgrading of the 300 to 360 meter zone in Tuzo from inferred resource to indicated resource and also the inclusion of the newly defined Tuzo inferred resource from a depth of 360 meters to 564 meters below surface, which was delineated during the 2011/12 Tuzo Deep drill program.

On June 28, 2013 De Beers and Mountain Province announced that De Beers as the Operator of the Gahcho Kué Project have entered into a Socio Economic Agreement (“SEA”) with the Government of the Northwest Territories (“NWT”).

The agreement formalizes commitments made with respect to employment, training, business opportunities and other related benefits for NWT residents. It also establishes measures to monitor possible socio-economic impacts related to the proposed mine and establishes the mechanism to work with communities close to the mine site to ensure an adaptive management approach to socio-economic performance of the mine.

Financial position

As at June 30, 2013, Mountain Province had cash and cash equivalents of $33,845,412 and a working capital balance of $31,373,911.

Overview

Mountain Province was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the New York Stock Exchange – MKT under the symbol ‘MDM’.

Mountain Province is a Canadian resource company and holds a 49% interest in the Gahcho Kué Project ‘Joint Venture Agreement’ (‘Joint Venture’ also referred to as ‘Joint Arrangement’ or ‘Joint Arrangement Agreement’ under IFRS 11) as described below, located in the Northwest Territories of Canada. The Company’s primary asset is its 49% interest in the Gahcho Kué Project.

Drilling, bulk sampling, environmental and engineering studies have been completed. A Definitive Feasibility Study demonstrates an economically viable project. The Project is currently in the permitting and development stage. At this time there are no revenues from the Company’s natural resource property.

OUTLOOK

The permitting and development of the Gahcho Kué Project remains a priority. The Gahcho Kué Project feasibility study of December 3, 2010 is currently being updated and the results of the optimization study are expected to be available by the end of 2013.

Following the completion of deep drilling at the Tuzo kimberlite to a depth of 560 meters, the Company retained Mineral Services Canada Inc. to prepare an independent NI 43-101 resource statement, which is expected to be released in Q3, 2013.  The Company and De Beers are in discussion with respect to further deep drilling to extend the Tuzo resource to 750 meters. Drilling on ten exploration targets was completed during Q2 2013. Kimberlite was intercepted in only one of the ten holes drilled.

The Company is in discussion with a number of potential lenders and is currently assessing various financing proposals, which include project financing, off-take financing and a variety of other financing instruments. These are being considered together with alternatives available to finance the ongoing operations of the Company.

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JOINT VENTURE AGREEMENT

The Gahcho Kué Joint Venture is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%). The Company accounts for the Project as a joint operation in accordance with IFRS 11. Mountain Province holds an undivided 49% ownership interest in the assets, liabilities and expenses of the Gahcho Kué Project. De Beers is also the operator of the Project.

On July 3, 2009, the Company entered into an amended and restated Joint Venture agreement with De Beers (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers 51%, except for normal dilution provisions which are applicable to both Participants;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions, including plans and budgets, will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
(f)	The Company will repay De Beers $59 million (representing 49% of an agreed sum of $120 million) plus accrued interest in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:
•	$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement) – paid and expensed;
•	Up to $5.1 million in respect of De Beers’ share of the costs of the feasibility study (paid - $4,417,421 to December 31, 2012, included in “Mineral Properties”; no further payments are expected);
•	$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) - paid March 15, 2011;
•	$10 million following the issuance of the construction and operating permits;
•	$10 million following the commencement of commercial production; and
•	The balance of approximately $24.4 million plus accumulated interest within 18 months following commencement of commercial production.

Since these payments are contingent upon certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they are being capitalized to Mineral Properties as “acquired exploration and evaluation”.

Mountain Province has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on the repayments described above, if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control of the Gahcho Kué Project with De Beers, and the Company accounts for the Project as a joint operation.

The underlying value and recoverability of the amounts shown for the Company’s Mineral Properties is dependent upon the ability of the Gahcho Kué Project to complete the successful design, permitting, funding and construction of the Gahcho Kué Project, and future profitable production. Failure to achieve the above will require the Company to write-off costs capitalized to date.

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GAHCHO KUÉ PROJECT

The Gahcho Kué Project is located in the Northwest Territories, about 300 kilometres northeast of Yellowknife. The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers. The Project hosts four primary kimberlite bodies – Hearne, Tuzo, Tesla, and 5034. The four main kimberlite bodies are within two kilometres of each other.

Independent Feasibility Study

On October 21, 2010, in a press release titled “Mountain Province Announces Positive Gahcho Kué Independent Feasibility Study”, Mountain Province announced the results of the independent feasibility study on the Gahcho Kué diamond project dated October 15, 2010. JDS Energy and Mining Inc. led and prepared the feasibility study, which was presented to the Gahcho Kué Joint Venture. The Company filed a detailed summary of the Feasibility Study, dated December 1, 2010, as the NI 43-101 Technical Report on SEDAR on December 3, 2010.

The following are the financial and project highlights from the Feasibility Study:

•	Project IRR* including sunk costs	20.7%**
•	Project IRR excluding sunk costs	33.9%
•	Initial project capital	$549.5M
•	Working capital	$49.4M
•	Sustaining capital including mine closure	$36.1M
•	Operating costs	$48.68 per tonne
•	Project mine life	11 years
•	Average annual production	3 million tonnes
•	Total diamond production	49 million carats
•	Average annual diamond production	4.45 million carats
•	Revenue	US$102.48 per carat***

*Internal Rate of Return (“IRR”)

**After taxes/royalties and unleveraged

***The base case model uses an average realized diamond price of US$102.48 per carat derived from the mean average between the modeled values of De Beers and WWW International Diamond Consultants (based on their respective April 2010 price books) inclusive of a real 1% escalation over LOM less an assumed 4% marketing fee.

The feasibility study delivers an economically viable, technically credible and environmentally sound development plan for the Gahcho Kué project. Also, the IRR exceeds the minimum 15% required under the Joint Venture agreement to support a decision by the Joint Venture Participants to proceed to development.

On June 14, 2011, the Joint Venture Participants announced that they had approved the Gahcho Kué feasibility study with agreed revisions and clarifications; approved the execution of the necessary development work for the Gahcho Kué Project; and mandated the Gahcho Kué Project Operator, De Beers, to prepare a plan and budget for the development of the first mine at Gahcho Kué. The plan and budget, once approved by the Joint Venture partners, will serve as the basis for a final investment decision, which is expected to be made once the participants have clarity on the progress of the permitting currently underway.

Gahcho Kué Mineral Reserve

On October 21, 2010, Mountain Province announced a Mineral Reserve estimate for the Gahcho Kué Project. The Mineral Reserve is the Indicated Resource contained in the proposed open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué Mineral Reserve estimate is summarized in Table 1 below.

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Table 1

Gahcho Kué Mineral Reserve Estimate

Pipe	Classification	Tonnes(Mt)	Grade (carats per tonne)	Carats(Mct)
5034	Probable	13.2	1.77	23.3
Hearne	Probable	5.4	2.10	11.5
Tuzo	Probable	12.6	1.13	14.2
Total	Probable	31.3	1.57*	49.0

* Fully diluted mining grade

Independent Diamond Valuation

In March 2012, Mountain Province retained WWW International Diamond Consultants Ltd. (“WWW”) to provide an independent valuation of the diamonds recovered from the Gahcho Kué Project. The valuation took place at the London offices of the Diamond Trading Company. All diamond values presented below are based on the WWW Price Book as at March 7, 2012.

Table 2 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Gahcho Kué Project.

Table 2

Actual Price US$/carat

Pipe	Zone	Total Carats	$/Carat	Total Dollars
5034	Centre/East Lobe	1,957.54	211	413,885
	West Lobe	1,132.14	109	123,216
Hearne		2,905.76	96	277,652
Tuzo		2,321.85	316	734,111
Total		8,317.29	$186	$1,548,864

Note: Total Dollars are the result of rounding.

In their report to Mountain Province, WWW stated: "The most valuable stone is in the Tuzo sample. This 25.13 carat stone is the largest stone in all of the bulk samples. The stone is an octahedron of H/I colour which WWW valued at $20,000 per carat giving a total value of $502,600”.

WWW added: “The stone with the highest value per carat in the sample is a 9.90 carat stone in the 5034 C/E sample. This is a makeable stone of high colour (D/E) which WWW valued at $24,000 per carat giving a total value of $237,600”.

Besides the high-value 25.13 and 9.9 carat diamonds, several other large high-value diamonds of gem quality have been recovered from Gahcho Kué, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite. The presence of larger diamonds is an important driver of overall diamond value at Gahcho Kué.

The results of the 2012 independent diamond valuation indicated that there was almost no change (+0.9%) from the previous valuation conducted in April 2011. However, De Beers has reported that between January 1 and December 31, 2012, average global rough diamond prices decreased by 12 percent as a consequence of macroeconomic uncertainty. Rough diamond prices have risen by approximately 10% during the first half of 2013 and the outlook for the remainder of 2013 remains positive.

Table 3 below presents models of the March 2012 average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that are likely to be recovered from future production at Gahcho Kué.

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Table 3

Pipe	High Model	Base Model	Low Model
5034 Centre	167	134	117
5034 West	169	131	118
5034North/East	195	145	124
Hearne	138	109	100
Tuzo	136	104	99
Average	$160	$122	$110

   Note: 1 mm nominal square mesh

   Diamond values are in US Dollars

For mine feasibility studies, WWW recommends using the base case models for defining the resources and reserves. The “high” and “low” models are included for sensitivity analysis.

The WWW averaged modeled price per carat for the Gahcho Kué kimberlites is US$122, which represents a 41 percent increase over the WWW April 2010 average modeled price. The WWW models use size distribution models (carats per size class) developed by De Beers.

The 2010 independent definitive feasibility study, under which the revenue assumption was based on the mean average of the April 2010 WWW and De Beers modeled diamond prices, reported a 33.9 percent IRR excluding sunk costs. Further, sensitivity analysis shows that a 10 percent increase in modeled diamond prices results in an approximate 3 percent increase in the project IRR.

Permitting

In November 2005, De Beers, as Operator of the Gahcho Kué Project, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine. On December 22, 2005, the application was referred to the MVEIRB, which commenced an Environmental Assessment. In June 2006, the MVEIRB ordered that an EIR of the application should be conducted.

The EIR was designed to identify all the key environmental and social issues that could be impacted by the construction and operation of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.

The Environmental Impact Statement (“EIS”) for the Gahcho Kué Project was submitted to the Gahcho Kué Environmental Impact Review Panel (the “Panel” or “Gahcho Kué Panel”) of the MVEIRB in December 2010. The EIS detailed the construction and operation of the proposed mine to ensure it is sustainable, and was prepared to meet the rigorous Terms of Reference established by the Panel for the Gahcho Kué Project.

As mentioned above, the MVEIRB closed the public record for the Gahcho Kué EIR on January 3, 2013 and on July 22, 2013, subsequent to the quarter ended June 30, 2013, De Beers and the Company announced that the MVEIRB has concluded the Gahcho Kué Environmental Impact Assessment and has recommended approval of the proposed Gahcho Kué diamond mine subject to measures and follow-up programs. The Gahcho Kué Panel recommends, pursuant to sub-section 134(2) of the Mackenzie Valley Resource Management Act, that this development be allowed to proceed subject to implementation of the measures and follow-up programs described in this Report which are necessary to prevent potentially significant adverse impacts on the environment. A full copy of the Report of Environmental Impact Review and Reasons for Decision is available at www.reviewboard.ca.

Socio Economic Agreement

As mentioned in the highlight section above, on June 28, 2013 De Beers and Mountain Province announced that De Beers, as the Operator of the Gahcho Kué Project, entered into a Socio Economic Agreement (“SEA”) with the Government of the Northwest Territories.

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The agreement formalizes commitments made with respect to employment, training, business opportunities and other related benefits for NWT residents. It also establishes measures to monitor possible socio-economic impacts related to the proposed mine and establishes the mechanism to work with communities close to the mine site to ensure an adaptive management approach to socio-economic performance of the mine.

Highlights of the SEA include:

•	Incentives to assist employees living in the NWT, including priority hiring and relocation benefits;
•	Establishment of a trades training, apprenticeship and professional training sponsorship program with at least 30 positions allocated for NWT residents;
•	Establishment of NWT pick-up points and transportation allowances to assist NWT resident employees travelling to and from the Gahcho Kué mine from NWT communities.
•	An innovative approach to community involvement in the review of annual results with the Government of the Northwest Territories (“GNWT”) and De Beers to enhance opportunities for dialogue, transparency and accountability.

Tuzo Deep Project

Following completion of the Tuzo Deep drill program in 2012, which was managed by the Gahcho Kué project operator, De Beers, an updated National Instrument (NI) 43-101 resource estimate for Tuzo Deep (Table 4 below) has been prepared by Mineral Services Canada Inc. This estimate incorporates information from geological data updates completed since the previous NI 43-101 Technical Report released in 2009. The 2009 resource estimate for Tuzo Deep is included for reference purposes.

Table 4

Pipe	Year	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
Tuzo Deep	2009	Inferred	1.5	3.5	6.2	175
Tuzo Deep	2013	Indicated	1.5	3.6	6.0	167
Tuzo Deep	2013	Inferred	3.7	8.9	14.4	161

Notes:
1) Mineral Resources are reported at a bottom cut-off of 1.0 mm

2) cpht = carats per hundred tonnes
3) Volume, tonnes, and carats are rounded to the nearest 100,000

4) Tuzo volumes and tonnes exclude 0.6Mt of a granite raft

Table 4 above reflects the updated Tuzo Deep mineral resource. There has been no change in the geological data for the Tuzo Upper, 5034 and Hearne kimberlites since the 2009 Technical Report. Table 5 below incorporates the updated Tuzo Deep mineral resource estimate into the existing Gahcho Kué mineral resource estimate.

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Table 5

Pipe	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Indicated Inferred	5.1 0.3	12.7 0.8	23.9 1.2	188 150
Hearne	Indicated Inferred	2.3 0.7	5.3 1.6	11.9 2.9	223 180
Tuzo	Indicated Inferred	6.6 3.7	15.8 8.9	20.8 14.4	132 161
Summary	Indicated Inferred	14.0 4.7	33.8 11.3	56.6 18.5	167 164

As discussed in the Highlight Section, the updated Tuzo Deep resource estimate indicates an approximate 12% percent increase in the Gahcho Kué indicated resource from 30.2 million tonnes to 33.8 million tonnes and an approximate 90% increase in inferred resource from 6 million tonnes to 11.3 million tonnes. The diamond content of the indicated resource increased by approximately 12% from 50.5 million carats to 56.6 million carats and the diamond content of the inferred resource increased by approximately 80% from 10.3 million carats to 18.5 million carats. The reasons for these increases are the upgrading of the 300 to 360 meter zone in Tuzo from inferred resource to indicated resource and also the inclusion of the newly defined Tuzo inferred resource from a depth of 360 meters to 564 meters below surface, which was delineated during the 2011/12 Tuzo Deep drill program.

The Company is in discussions with De Beers to evaluate a follow-up Tuzo Deep drill program to test the further depth extension of the Tuzo kimberlite between 564 meters and 750 meters”.

Qualified Person

The Qualified Person for the updated Tuzo Deep estimate is Mr. Tom Nowicki, PhD, P Geo, a Mineral Services employee. The estimation and classification of the mineral resources conform to industry-best practices and meet the requirements of CIM (2005).

Gahcho Kué Capital Program

On May 28, 2012, the Company announced that the Gahcho Kué Joint Venture partners had approved the initial capital to advance the Gahcho Kué diamond mine in preparation for development.

The C$31.3M budget focused on advancing:

1.	Preparation work for the construction and operating permit applications;
2.	Front-end engineering and design (FEED);
3.	Preparations and procurement for the 2013 winter road;
4.	Detailed engineering;
5.	Purchase of critical long-lead equipment; and
6.	Feasibility study update.

An update of the 2010 feasibility study is currently underway, which will incorporate agreed revisions and clarifications, design refinements and cost adjustments to reflect changes since completion of the 2010 feasibility study. It is expected that an updated NI 43-101 feasibility study (optimization study) will be released in the fourth quarter of 2013.

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FINANCIAL REVIEW

Three and Six Months Ended June 30, 2013 compared to the Three and Six Months Ended June 30, 2012

For the three months ended June 30, 2013, the Company recorded a net loss of $6,325,415 or $0.07 per share, compared to a $4,041,492 net loss or $0.05 per share for the three months ended June 30, 2012. For the six months ended June 30, 2013, the Company recorded a net loss of $11,162,020 or $0.12 per share, compared to a $8,448,848 net loss or $0.10 per share for the six months ended June 30, 2012

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
	Three months ended
	June 30	March 31	December 31	September 30
Unaudited	2013	2013	2012	2012
	$	$	$	$
Earnings and Cash Flow
Interest income	99,300	125,344	44,313	8,047
Expenses	(6,424,715)	(4,955,995)	(3,127,198)	(2,521,631)
Gain on asset transfer to Kennady Diamonds Inc.	-	-	-	10,721,645
Net (loss) income for period	(6,325,415)	(4,836,605)	(3,089,892)	8,201,130
Cash flow from operations	(7,447,742)	(2,097,410)	(2,285,124)	(4,656,841)
Basic and diluted (loss) earnings per share	(0.07)	(0.05)	(0.04)	0.10
Investing activities	11,537,319	3,415,711	(46,098,382)	8,133,744
Balance Sheet
Total assets	86,194,722	96,795,427	95,590,052	52,560,951

	Three months ended
	June 30	March 31	December 31	September 30
Unaudited	2012	2012	2011	2011
	$	$	$	$
Earnings and Cash Flow
Interest income	43,994	51,408	59,239	67,466
Expenses	(4,078,554)	(4,451,833)	(5,390,942)	(2,248,809)
Net loss for period	(4,041,492)	(4,407,356)	(5,347,662)	(2,197,302)
Cash flow from operations	(6,131,999)	(712,577)	(3,179,603)	(2,416,292)
Basic and diluted loss per share	(0.05)	(0.05)	(0.07)	(0.03)
Investing activities	7,664,541	672,956	2,633,257	2,201,016
Balance Sheet
Total assets	60,312,633	64,470,663	65,839,943	69,620,887

COSTS AND EXPENSES

The costs and expenses for the three and six months ended June 30, 2013 compared to the three and six months ended June 30, 2012 are comparable except for the following:

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Consulting fees

Consulting fees for the three months ended June 30, 2013 were $381,349 compared to $272,035 for the same period in 2012. Included in these amounts for the three months ended June 30, 2013 and June 30, 2012 respectively is $181,376 and $Nil, relating to stock based compensation. For the six months ended June 30, 2013 and June 30, 2012 respectively were $388,427 compared to $463,500, relating to stock based compensation.

Exploration and evaluation expenses

Exploration and evaluation expenses for the three months ended June 30, 2013 were $5,475,364 compared to $3,040,359 for the same period in 2012. For the six months ended June 30, 2013 exploration and evaluation expenses were $9,234,366 compared to $6,072,667 for the same period in 2012, which is a result of increased work being conducted by various engineering companies in preparation for the construction of the mine at Gahcho Kué.

Gahcho Kué Project management fees

Gahcho Kué Project management fees for the three and six months ended June 30 2013 and June 30, 2012 respectively were $148,045 and $421,912 compared to $83,610 and $171,175 for the same period in 2012, mainly as a result of increased activity and expenditure being incurred at the Company’s Gahcho Kué Project. The management fee is payable to De Beers Canada, the Operator of the Project and are expected to increase when construction of the Project begins on the granting of specific permits.

Professional fees

Professional fees for the three and six months ended June 30, 2013 and June 30, 2012 respectively were $110,698 and $198,220 compared to $289,271 and $607,420 for the same period in 2012. During 2012, the Company incurred significant professional fees relating to the spin-out of Kennady Diamonds Inc.

Interest income

Interest income for the three and six months ended June 30, 2013 and June 30, 2012 respectively were $99,300 and $224,644 compared to $43,994 and $95,402 for the same period in 2012. The increase is as a result of the $47 million proceeds from the Rights Offering, which closed in late 2012 being invested in short-term investments.

INCOME AND RESOURCE TAXES

The Company is subject to income taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

FINANCIAL POSITION AND LIQUIDITY

Since inception, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $31,373,911 at June 30, 2013 ($46,653,539 as at December 31, 2012), including cash and cash equivalents and short-term investments of $33,845,412 ($47,693,693 at December 31, 2012). The short-term investments reflected in the June 30, 2013 and December 31, 2012 figures were guaranteed investment certificates held with a major Canadian financial institution with nominal counter party credit risk associated with the bank.

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The Company had no long-term debt at June 30, 2013 or at December 31, 2012. The Company’s required payments to De Beers, described within Note 7 to the Company’s unaudited condensed consolidated interim financial statements for June 30, 2013, are contingent on certain events occurring such as receipt of permits, and production.

As at June 30, 2013, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company’s liabilities as they become payable. The Company’s ability to continue operations beyond the next twelve months is dependent on the successful permitting, the ability of the Company to obtain necessary financing to fund its operations, the successful construction of the Gahcho Kué Project, and the future production or proceeds from developed properties.

The Company’s primary mineral asset is in the exploration and evaluation stage and, as a result, the Company has no source of revenues. In the six months ended June 30, 2013, and year ended December 31, 2012, the Company incurred losses, had negative cash flows from operating activities, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $31,373,911 at June 30, 2013, including $33,845,412 of cash and cash equivalents and short-term investments, the Company has insufficient capital to finance its operations and the Company’s costs of the Gahcho Kué Project (Note 7) over the next 12 months.  The Company is currently investigating various sources of additional funding to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit and debt facilities, as well as the exercise of outstanding options. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s unaudited condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

SUBSEQUENT EVENTS

Subsequent to the quarter-end June 30, 2013, as detailed in the table below, stock options were granted by the Board of Directors. The fair values of the stock options has been estimated on the date of the grant using the Black-Scholes option pricing model, using the assumptions below, and total $802,500. The expected volatility is calculated by reference to the weekly closing price for a period that reflects the expected life of the options.

Date of grant	July 3, 2013
Number of options granted	500,000
Fair Value per option	$1.605
Fair Value total for grant	$802,500
Term of option	5 years
Vesting	immediate
Assumptions:
Exercise price	$5.28
Expected volatility	42.17%
Expected option life (years)	3
Expected forfeiture	none
Expected option cancellation	none
Expected dividend yield	0%
Risk-free interest rate	1.77%

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SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i)	Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a)           Mineral reserves

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven mineral reserves or measured and indicated and inferred mineral estimates may impact the carrying value of the properties.

b)          Impairment analysis – mineral properties

The Company reviews its Mineral Properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 - Exploration for and evaluation of mineral resources and IAS 36 – Impairment of assets (“IAS 36”) requires the Company to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. The Company’s assessment is that as at June 30, 2013, there are no indicators of impairment in the carrying value of its mineral properties.

ii)	Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)          Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties.

b)          Impairment analysis - mineral properties

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. If indicators of impairment are identified, management will perform an impairment test in accordance with IAS 36. IAS 36 requires the Company to make certain judgments, assumptions, and estimates in determining the estimate of the net recoverable amount. Impairments are recognized when the carrying values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the unaudited condensed consolidated interim balance sheet for Mineral Properties represent the Company’s assumption that the amounts are recoverable. As a result of the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of recoverable amount is subject to significant uncertainties, and may change significantly as additional information becomes known.

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c)          Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

d)          Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

e)          Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized.

STANDARDS, AMENDMENTS AND INTERPRETATIONS TO EXISTING STANDARDS

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2012, with the exception of the following new accounting standards and amendments which the Company adopted and are effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The adoption of IFRS 10 did not have a material effect on our condensed consolidated interim financial statements for the current period or the prior period presented.

IFRS 11 Joint Arrangements

IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures are accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize its share of each of the assets, liabilities, revenue and expenses of the joint operation. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. The Company has determined that its interest in its joint arrangement, the Gahcho Kué Joint Venture (the “Project” or the “Gahcho Kué Project”), is a joint operation under IFRS 11 and, accordingly have recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The adoption of IFRS 11 did not have a material effect on our condensed consolidated interim financial statements for the current period or prior period presented.

IFRS 12 Disclosure of Interest in Other Entities

IFRS 12, Disclosure of Interest in Other Entities includes disclosure requirements about subsidiaries, joint ventures and associates, as well as unconsolidated structured entities and is applicable for the first annual period after adoption. IFRS 12 does not require the disclosures to be included for any period presented that precedes the first annual period for which IFRS 12 is applied. Accordingly, we will include additional disclosures about interests in other entities in our annual consolidated financial statements for the year ended December 31, 2013.

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IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS statements. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The disclosure required under IFRS 13 for the condensed consolidated interim financial statements have been included in Note 4.

IAS 28 Investments in Associates and Joint Ventures

IAS 28 was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it also addresses joint ventures that are to be accounted for by the equity method. The application of the equity method has not changed as a result of the amendment. The adoption of the amended standard did not have a material effect on the condensed consolidated interim financial statements.

RELATED PARTY TRANSACTIONS

The Company’s related parties include the operator of the Gahcho Kué Project, Bottin (International) Investments Ltd. (“Bottin”), key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Bottin, the operator of the Gahcho Kué Project, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Project relate to the funding of the Company’s interest in the Gahcho Kué Project for the current year’s expenditures and capital additions. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

	June 30,	December 31,
	2013	2012
The total of the transactions:
Bottin - Stand-by Fee under Stand-by Agreement	$-	$706,261
Kennady Diamonds	107,500	120,940
Remuneration	856,880	1,477,715
Receivable from the operator of the Gahcho Kué Project	338,317	125,559
Payable to key management personnel	23,561	30,180

The remuneration expense of directors and other members of key management personnel for the six months ended June 30, 2013 and for the year ended December 31, 2012 were as follows:

	Six month ended	Year ended
	June 30,	December 31,
	2013	2012
Consulting fees, director fees, bonus and other short-term benefits	$468,453	$1,014,215
Share-based payments	388,427	463,500
	$856,880	$1,477,715

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

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CONTRACTUAL OBLIGATIONS

The Company has consulting agreements with the President and CEO and the VP Finance, CFO and Corporate Secretary for their services in these capacities.

For the period ended June 30, 2013, the Company’s proportional interest (49%) of purchase commitments relevant to project expenditure by the operator of the Gahcho Kué Project is $1,470,224.

Other Management Discussion and Analysis Requirements

RISKS

Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

▪	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
▪	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
▪	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
▪	the potential for delays in exploration activities or the completion of feasibility studies;
▪	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
▪	risks related to foreign exchange fluctuations and prices of diamonds;
▪	risks related to commodity price fluctuations;
▪	the uncertainty of profitability based upon the Company's history of losses;
▪	risks related to failure of the Company and/or its joint venture partner to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;
▪	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
▪	risks related to environmental regulation, permitting and liability;
▪	political and regulatory risks associated with mining and exploration;
▪	geological and technical conditions at the Company’s Gahcho Kué Project being adequate to permit development;
▪	the ability to develop and operate the Company’s Gahcho Kué Project on an economic basis and in accordance with applicable timelines;
▪	aboriginal rights and title;
▪	failure of plant, equipment, processes and transportation services to operate as anticipated;
▪	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
▪	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

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Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the New York Stock Exchange MKT under the symbol MDM.

At August 12, 2013, there were 94,168,151 shares issued and 1,644,000 stock options outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING (“ICFR”)

The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company’s ICFR. Management has conducted an evaluation of internal control over financial reporting based on the framework established in “Internal Control – Integrated Framework (“COSO 1992 Framework”)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) as at December 31, 2012. There have not been any changes in the Company’s ICFR or in other factors during the quarter ended June 30, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Additional Information

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company’s website at www.mountainprovince.com.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. Forward-looking information may include, but is not limited to, statements with respect to the success of exploration activities, future mineral exploration, permitting time lines, requirements for additional capital, sources and uses of funds, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future remediation and reclamation activities, the timing of activities and the amount of estimated revenues and expenses.  Forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of diamonds; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing;  risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor or interruptions in production; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, diamond price fluctuations; uncertain political and economic environments; changes in laws or policies, and other risks and uncertainties, including those described under Risk Factors.

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Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

On behalf of the Board of Directors,

“Patrick Evans”

Patrick Evans

President & CEO

August 12, 2013

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